April 17, 2007

Mail Stop 4561

Harry E. Graber, M.D.
President and Chief Executive Officer
Kintera, Inc.
9605 Scranton Road, Suite 240
San Diego, CA 92121

> **RE: Kintera, Inc.**
> **Amendment number 2 to Form S-3**
> **Filed April 10, 2007**
> **File number 333-139684**
>
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 30, 2007**
> **File number 0-50507**

Dear Dr. Gruber:

   We have reviewed your documents and have the following comments.

Form S-3
General

1. We note that you have incorporated your Form 10-K for the fiscal year ended
   December 31, 2006 into the registration statement. This Form 10-K incorporates its
   Part III information from your definitive proxy soliciting materials, which will be
   filed within 120 days from the end of your fiscal year. Please note that we will not be
   able to accelerate your registration statement until such material has been filed.
   (Alternatively, an amended From 10-K may be filed that includes the Part III
   information.) Please see Telephone Interp. H.6 in the July 1997 Manual of Publicly
   Available Telephone Interpretations. Please also note that staff comments on your
   Item 4.02 Form 8-K need to be resolved before you request effectiveness.

Legality Opinion

2. Please file an updated legality opinion by amendment.

Form 10-K
Item 9A. Controls and Procedures, page 44

3. Please see prior comment 5 of our letter dated February 12, 2007. Please include a time frame within which Kintera expects to complete the remediation of the various disclosed weaknesses disclosed for both the 2005 and 2006 fiscal years. Please also disclose whether there are any material costs associated with their remediation.

4. We note that while you had cited Rule 13a-15(e) and included a complete definition in the first paragraph, your second paragraph sets forth a partial definition where you disclose the ineffectiveness of your controls and procedures as of December 31, 2006. Please advise or revise.

*   *   *   *

Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Scott M. Stanton
       Morrison & Foerster LLP
       12531 High Bluff Drive, Suite 100
       San Diego, CA 92030
       Facsimile number: (858) 720-5125